Form 51-102F3

Material Change Report

1.           Name and Address of Company

Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.           Date of Material Change

November 10, 2010

3.           News Release

A news release was issued on November 10, 2010 through Canadian Newswire announcing an $8million bought deal equity financing. A copy of the news release is attached hereto as Schedule A.

4.           Summary of Material Change

The Company entered into an agreement to sell, pursuant to a short form prospectus, 13,350,000 units (the “Units”) of the Company at a price of CAD$0.60 per Unit for gross proceeds of CAD$8,010,000

5.           Full Description of Material Change

The Company entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp., including Octagon Capital Corporation (the “Underwriters”), to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 13,350,000 units (the “Units”) of the Company at a price of CAD$0.60 per Unit for gross proceeds of CAD$8,010,000 (the “Underwritten Offering”). Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant will entitle the holder to subscribe for one additional common share for a period of 24 months from the closing of the Offering at an exercise price of CAD$0.70.

In addition, the Company will grant the Underwriters an over-allotment option, exercisable prior to the closing of the Underwritten Offering, to purchase from the Company up to an additional 2,002,500 Units at CAD$0.60 per Unit to raise additional gross proceeds of up to CAD$1,201,500 (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”).

The Underwriters will receive a cash commission of 6.5% of the proceeds raised through the Offering and warrants (“Broker Warrants”) equal to 6.5% of the Units issued through the Offering.  Each Broker Warrant shall be exercisable to acquire one common share of the Company at an exercise price of CAD$0.70 for a period of 24 months from closing.

The Company intends to use the net proceeds from the Offering for general corporate purposes including the drilling and construction projects at its Reward Gold Mine in Nevada and its Briggs Gold Mine in California.

Closing of the Offering is anticipated to occur on or before December 2, 2010 and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence by the Underwriters and the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David Suleski
Vice President and Chief Financial Officer
Phone                      (303) 278-8464 (Ext.141)

9.	Date of Report

November 11, 2010

SCHEDULE A

PRESS RELEASE

News Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Atna Resources Ltd. Announces CAD$8.0 Million Bought Deal Financing

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) – (TSX:ATN) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and including Octagon Capital Corporation (the “Underwriters”), to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 13,350,000 units (the “Units”) of the Company at a price of CAD$0.60 per Unit for gross proceeds of CAD$8,010,000 (the “Underwritten Offering”). Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant will entitle the holder to subscribe for one additional common share for a period of 24 months from the closing of the Offering at an exercise price of CAD$0.70.

In addition, the Company will grant the Underwriters an over-allotment option, exercisable prior to the closing of the Underwritten Offering, to purchase from the Company up to an additional 2,002,500 Units at CAD$0.60 per Unit to raise additional gross proceeds of up to CAD$1,201,500 (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”).

The Underwriters will receive a cash commission of 6.5% of the proceeds raised through the Offering and warrants (“Broker Warrants”) equal to 6.5% of the Units issued through the Offering.  Each Broker Warrant shall be exercisable to acquire one common share of the Company at an exercise price of CAD$0.70 for a period of 24 months from closing.

The Company intends to use the net proceeds from the Offering for general corporate purposes including the drilling and construction projects at its Reward Gold Mine in Nevada and its Briggs Gold Mine in California.

Closing of the Offering is anticipated to occur on or before December 2, 2010 and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence by the Underwriters and the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

For further information, please contact:
James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

This press release contains certain "forward-looking statements," as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company's need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration and development programs; and the other risk factors discussed in greater detail in the Company's various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company's 2009 Form 20-F dated March 26, 2010.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182